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                                  UNITED STATES                            OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION           --------------------------
                             Washington, D.C. 20549                 OMB Number:      3235-0145
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                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934



                           FFP Marketing Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    30243M105
         ---------------------------------------------------------------
                                 (CUSIP Number)


                                  June 28, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30243M105                   13G                     Page 2 of 8 Pages



--------------------------------------------------------------------------------
  1.   NAMES OF REPORTING PERSONS
       Lane Brothers & Company, Incorporated

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 77-0243223
       .......................................................................

--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [ ]
           ...................................................................
       (b) [ ]
           ...................................................................

--------------------------------------------------------------------------------
  3.   SEC USE ONLY...........................................................

--------------------------------------------------------------------------------
  4.   CITIZENSHIP OR PLACE OF ORGANIZATION             California
                                           ...................................

--------------------------------------------------------------------------------
                   5.  SOLE VOTING POWER                    4,800
                                        ......................................

Number of          -------------------------------------------------------------
Shares             6.  SHARED VOTING POWER                239,200
Beneficially                              ....................................
Owned by
Each Reporting     -------------------------------------------------------------
Person With        7.  SOLE DISPOSITIVE POWER               4,800
                                             .................................

                   -------------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER           239,200
                                               ...............................

--------------------------------------------------------------------------------
  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          244,000
------------------------------------------------------------------------------
       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 10.   SHARES (SEE INSTRUCTIONS)                                     [ ]
                                                                     ......

------------------------------------------------------------------------------
 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       6.4%
                                                             .................

------------------------------------------------------------------------------
 12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)         CO, IA
                                                  ............................

------------------------------------------------------------------------------

CUSIP No. 30243M105                   13G                     Page 3 of 8 Pages



--------------------------------------------------------------------------------
  1.   NAMES OF REPORTING PERSONS
       Kevin P. Lane

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
       .......................................................................

--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [ ]
           ...................................................................
       (b) [ ]
           ...................................................................

--------------------------------------------------------------------------------
  3.   SEC USE ONLY...........................................................

--------------------------------------------------------------------------------
  4.   CITIZENSHIP OR PLACE OF ORGANIZATION            United States
                                           ...................................

--------------------------------------------------------------------------------
                   5.  SOLE VOTING POWER                        0
                                        ......................................

Number of          -------------------------------------------------------------
Shares             6.  SHARED VOTING POWER                244,000
Beneficially                              ....................................
Owned by
Each Reporting     -------------------------------------------------------------
Person With        7.  SOLE DISPOSITIVE POWER                   0
                                             .................................

                   -------------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER           244,000
                                               ...............................

--------------------------------------------------------------------------------
  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          244,000
--------------------------------------------------------------------------------
       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 10.   SHARES (SEE INSTRUCTIONS)                                     [ ]
                                                                     ......

------------------------------------------------------------------------------
 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       6.4%
                                                             .................

------------------------------------------------------------------------------
 12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)             IN
                                                  ............................

------------------------------------------------------------------------------

CUSIP No. 30243M105                   13G                     Page 4 of 8 Pages



--------------------------------------------------------------------------------
  1.   NAMES OF REPORTING PERSONS
       Patricia Lane Briones

       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
       .......................................................................
--------------------------------------------------------------------------------
  2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
       (a) [ ]
           ...................................................................
       (b) [ ]
           ...................................................................

--------------------------------------------------------------------------------
  3.   SEC USE ONLY...........................................................

--------------------------------------------------------------------------------
  4.   CITIZENSHIP OR PLACE OF ORGANIZATION              United States
                                           ...................................

--------------------------------------------------------------------------------
                   5.  SOLE VOTING POWER                        0
                                        ......................................

Number of          -------------------------------------------------------------
Shares             6.  SHARED VOTING POWER                244,000
Beneficially                              ....................................
Owned by
Each Reporting     -------------------------------------------------------------
Person With        7.  SOLE DISPOSITIVE POWER                   0
                                             .................................

                   -------------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER           244,000
                                               ...............................

--------------------------------------------------------------------------------
  9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                          244,000
------------------------------------------------------------------------------
       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
 10.   SHARES (SEE INSTRUCTIONS)                                     [ ]
                                                                     ......

------------------------------------------------------------------------------
 11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)       6.4%
                                                             .................

------------------------------------------------------------------------------
 12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)             IN
                                                  ............................

------------------------------------------------------------------------------

CUSIP No. 30243M105                   13G                     Page 5 of 8 Pages



Item 1.

             (a)  Name of Issuer:

                  FFP Marketing Company, Inc.

             (b)  Address of Issuer's Principal Executive Offices:

                  2801 Glenda Avenue
                  Fort Worth, Texas 76117-4391

Item 2.

             (a)  Name of Persons Filing:

                  Lane Brothers & Company, Incorporated
                  Kevin P. Lane
                  Patricia Lane Briones

             (b)  Address of Principal Business Office or, if none, Residence:

                  The business address of Lane Brothers & Company, Incorporated, Kevin P. Lane, and Patricia Lane Briones is:

                  1550 Plaza West Drive
                  Prescott, Arizona 86303

             (c)  Citizenship:

                  Lane Brothers & Company, Incorporated is a California corporation;

                  Kevin P. Lane and Patricia Lane Briones are United States citizens.

             (d)  Title of Class of Securities:

                  Common Stock, $0.01 par value per share

             (e)  CUSIP Number:

                  30243M105


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

             (a)  [ ]  Broker or dealer registered under section 15 of the Act
                       (15 U.S.C. 78o).

             (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                       78c).

             (c)  [ ]  Insurance company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c).

             (d)  [ ]  Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8).

             (e)  [X]  An investment adviser in accordance with
                       Rule13d-1(b)(1)(ii)(E);

             (f)  [ ]  An employee benefit plan or endowment fund in accordance with Rule13d-1(b)(1)(ii)(F);

CUSIP No. 30243M105                   13G                     Page 6 of 8 Pages



             (g)  [X]  A parent holding company or control person in accordance with Rule13d-1(b)(1)(ii)(G); (with respect to 200 shares for Lane Brothers & Company, Incorporated and 244,000 shares for each of Kevin P. Lane and Patricia Lane Briones).

             (h)  [ ]  A savings associations as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);

             (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

             (j)  [ ]  Group, in accordance with Rule13d-1(b)(1)(ii)(J).
                       Not applicable.



Item 4.      Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)  Amount beneficially owned:    See Item 9 on pages 2, 3 and 4
                                                ------------------------------

             (b)  Percent of class: See Item 11 on pages 2, 3 and 4
                                    -------------------------------

             (c)  Number of shares as to which the person has:

                  (i)   Sole power to vote or to direct the vote

                        See Item 5 on pages 2, 3 and 4
                        ------------------------------

                  (ii)  Shared power to vote or to direct the vote:

                       See Item 6 on pages 2, 3 and 4
                       ------------------------------

                  (iii) Sole power to dispose or to direct the disposition of

                        See Item 7 on pages 2, 3 and 4
                        ------------------------------

                  (iv)  Shared power to dispose or to direct the disposition of

                        See Item 8 on pages 2, 3 and 4
                        ------------------------------



Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).


Item 5.      Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Instruction:  Dissolution of a group requires a response to this item.

CUSIP No. 30243M105                   13G                     Page 7 of 8 Pages



Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Lane Brothers & Company, Incorporated holds 4,800 shares for its own account and is deemed to be the beneficial owner of 239,000 shares of the Issuer's common stock pursuant to separate arrangements whereby it acts as investment advisor to certain persons. Each person for whom Lane Brothers & Company, Incorporated acts as investment advisor has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock purchased or held pursuant to such arrangements. Lane Brothers & Company, Incorporated may exercise dispositive power, but generally does not exercise voting power, over the shares held pursuant to such arrangements. Lane Brothers & Company, Incorporated is a general partner of ROI & Lane L.P. and may be deemed to be the beneficial owner of 200 shares of the Issuer's common stock held by such partnership.

Kevin P. Lane and Patricia Lane Briones may each be deemed to be the beneficial owner of 244,000 shares of the Issuer's common stock that may be deemed to be beneficially owned by Lane Brothers & Company, Incorporated as "control persons" pursuant to their ownership interests and executive officer positions in Lane Brothers & Company, Incorporated. The filing of this Schedule 13G shall not be construed as an admission that either Mr. Lane or Ms. Briones is the beneficial owner of securities deemed to be beneficially owned by them pursuant to their relationship with Lane Brothers & Company, Incorporated.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.


Item 8.      Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

CUSIP No. 30243M105                   13G                     Page 8 of 8 Pages



Item 9.      Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.


Item 10.     Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      July 10, 2002
                                         ---------------------------------------
                                                          Date

                                         Lane Brothers & Company, Incorporated
                                         ---------------------------------------

                                         By:    /s/ KEVIN P. LANE
                                         ---------------------------------------
                                         Kevin P. Lane, Chief Executive Officer

                                                   /s/ KEVIN P. LANE
                                         ---------------------------------------
                                                        Kevin P. Lane

                                                /s/ PATRICIA LANE BRIONES
                                         ---------------------------------------
                                                     Patricia Lane Briones